POULTON & YORDAN

ATTORNEYS AT LAW

324 SOUTH 400 WEST, SUITE 250

SALT LAKE CITY, UTAH 84101

Richard T. Ludlow	Telephone: (801) 355-1341
Fax: (801) 355-2990
Email: post@poulton-yordan.com

March 12, 2007

April Sifford

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Filed Jue 29, 2006

File No.: 1-33034

Dear Ms. Sifford:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated February 27, 2007. Following are the responses to your comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Oil and Gas Reserves, page 5

1.

Please clarify your disclosure to indicate that dollars included on the Proved Reserves chart on page 6 are in thousands, if this is true. Additionally, add disclosure early in your filing to indicate whether dollars presented are U.S. dollars. We note your disclosure in this chart, “Estimated future net cash flows before income taxes (M$).” If this means “millions of dollars,” it would imply cash flows of $361,990,000,000, that is, $361 billion, rather than $361 million.

You are correct that the dollars included on the Proved Reserves chart are in thousands. “M” is the Roman numeral for 1,000 and is the common convention in the oil and gas industry. As you have pointed out, this may prove to be confusing to readers, so the Company will amend the filing to indicate that dollar amounts in the table are presented in thousands. The Company will also add a sentence to the second full paragraph on page 5 to indicate that, except as otherwise indicated in the report, all discussion of “dollars” in the report refers to “U.S. dollars.”

Ms. April Sifford

March 12, 2007

2.

We note the disclosure of your measure, “Present value of estimated future net cash flows before income taxes (discounted 10% per annum),” which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. Please amend your filing accordingly.

In light of your comments, the Company has considered SFAS 69 and Item 10(e) of Regulation S-K. The Company will amend the table on page 6 to remove “Estimated future net cash flows before income taxes (M$)” and the “Present value of estimated future net cash flows before income taxes (discounted 10% per annum)” from the table, thereby bringing the table into conformity with SFAS 69.

3.	Please amend footnote (5) of your chart to indicate that the standardized measure of discounted future net cash flows is net of tax.

The Company will amend footnote (5) to the chart to indicate that the standardized measure of discounted future net cash flows is net of tax.

Risks Relating to the Oil and Natural Gas Industry, page 16

4.

You state on page 17, “Because a substantial percentage of our proven properties are ‘proved undeveloped’ (approximately 20%), or ‘proved developed non-producing’ (approximately 68%), we will require significant additional capital to develop such properties before they may become productive.” Please note that “proved developed” is defined in Regulation S-X, Rule 4-10(a)(3) as “reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.” As such, tell us why you believe that properties requiring significant additional capital in order to become productive should be classified as “proved developed.”

The Company incorrectly included “proved developed non-producing” reserves in this risk factor.

As reflected in the Chapman Petroleum Engineering Reserve Report (the “Chapman Report”), the Company will not be required to expend significant additional capital to produce these reserves because the Company expects to recover these reserves through existing wells with existing equipment and operating methods. More specifically, as the Chapman Report indicates these “proved developed non-producing” reserves reflect those zones within already drilled wells which have produced during testing phase, but which were not on actual production at the effective date of the report either because

Ms. April Sifford

March 12, 2007

another zone within the well was being tested1 or the well may have been undergoing stimulation treatments. In fact, the Chapman Report does not include any additional capital to bring these proved developed non-producing reserves to production.

Because these proved developed non-producing reserves reflect intervals within existing wells that have a history of production using existing equipment and operating methods and will not require significant additional capital to produce, they should not have been included in this risk factor.

The Company proposes to revise this risk factor as follows:

Twenty percent of our proven properties are undeveloped; therefore the risk associated with our success is greater than would be the case if all of our properties were categorized as “proved developed producing.”

Because a portion of our proved reserves (approximately 20%) are “Proved Undeveloped” additional capital for the drilling and completion of an additional well will be required before these reserves become productive. Further, because of the inherent uncertainties associated with drilling for oil and gas, this well may never be developed to the extent that it develops into positive cash flow. Even if we are successful in our development efforts, it could take several years to achieve positive cash flow from the proved undeveloped reserves.

Management’s Discussion and Analysis . . , page 29

Oil and Gas Operating Expenses, page 32

5.	Expand your disclosure to explain why expense per BOE declined from $3.08 in fiscal 2005 to $1.55 in fiscal 2006.

For a more detailed explanation of the recalculated per unit costs, please see the Company’s response to comment 16 below.

The Company proposes to amend the paragraph entitled “Oil and Gas Operating Expenses” on page 32 to include the following:

Despite an overall increase in oil and gas operating expense of 78% during the 2006 fiscal year, expense per BOE declined from $6.31 per BOE in fiscal 2005 to $3.64 per BOE in 2006. We calculate oil and gas operating expense per BOE based on the volume of oil actually sold rather than production volume because

_________________________

1 Consistent with the Law of Petroleum in Kazakhstan, under the Company’s exploration contract the   Company is only allowed to test produce from one interval within each well at any given time.

Ms. April Sifford

March 12, 2007

not all volume produced during the period is sold during the period. The related production costs are expensed only for the units sold, not produced.

This decrease in expense per BOE produced is due to the fact that we significantly increased our sales volume in fiscal 2006. In fiscal 2005, we sold 64,084 barrels of oil, while oil and gas operating expenses were $404,626. By contrast, in fiscal 2006, we sold 227,976 barrels of oil, while oil and gas operating expenses were $829,514. As expense per BOE is a function of total expense divided by the number of barrels of oil sold, the 256% increase in sales volume more than offset the 105% increase in expenses resulting in the 42% decrease in oil and gas operating expense per BOE.

6.	Expand your disclosure to include a discussion of the reasons for the year-over-year increase in depletion, depreciation and amortization expenses.

The Company proposes to amend the Management Discussion and Analysis to provide the following disclosure regarding the reasons for the year-over-year increase in depletion, deprecation and amortization expenses.

Depletion expenses for the year ended March 31, 2006 increased by $937,829 compared to depletion expenses for the year ended March 31, 2005. The major reason for this increase in depletion expense is due to both sales and production volumes increasing over 200% in fiscal 2006 as compared to fiscal 2005. The increase in depletion expense is also attributable to the fact that we significantly increased our capitalized cost base by drilling additional wells, continued workover on existing wells and through developing additional infrastructure during fiscal 2006.

Depreciation and amortization expenses for the year ended March 31, 2006 increased 100% compared to previous year. The increase resulted from purchases of fixed assets during the year.

Recently Issued Accounting Pronouncements, page 37

7.	Expand your disclosure to include when you intend to adopt SFAS 123(R) and the impact that you expect it to have on your financial statements.

During the year ended March 31, 2006, the Company already had applied SFAS 123(R), in the disclosure, however, the Company inadvertently failed to include the “(R)” in the Recently Issued Accounting Pronouncements disclosure. The Company proposes to amend the Recently Issued Accounting Pronouncements by adding the following disclosure:

Ms. April Sifford

March 12, 2007

In December 2004 the FASB issued Statement No. 123R, “Share-Based Payment”, a revision of FASB Statement No. 123, Accounting of Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and for public entities that file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company applied FASB Statement No. 123R for accounting for transaction in which the Company exchanged its equity instruments for services.

The Company further proposes to replace the existing share based payment accounting policy with the following disclosure:

Share-based compensation

The Company accounts for options granted to non-employees at their fair value in accordance with SFAS No. 123R, Share Based Payment and EITF Abstracts Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123R, share-based compensation is determined as the fair value of the equity instruments issued. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient’s performance is complete. Stock options granted to the “selling agents” in the private equity placement transactions have been offset to the proceeds as a cost of capital. Stock options and stocks granted to other non-employees are recognized in the Consolidated Statements of Operations.

Ms. April Sifford

March 12, 2007

Controls and Procedures, page 38

8.

You state that there were no significant changes in internal controls over financial reporting or other factors that could significantly affect such controls. Revise your disclosure to state whether there was any change that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to the requirements of Regulation S-B, Item 308(4)(c).

The Company will revise its Controls and Procedures disclosure to add the following:

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements

9.	Please amend your filing to include an auditor’s report relating to the financial statements as of and for the year ended March 31, 2005.

A corrected auditor’s report relating to the financial statements as of and for the year ended March 31, 2005 will be provided in the amended filing.

Statements of Cash Flows, page F-5

10.	Please explain to us why you have not classified the acquisition of marketable securities as an investing activity.

The Company classified the change in marketable securities as cash flows from operating activities because its purpose in purchasing and selling the marketable securities was not an investment objective, but rather to earn some interest on excess cash by placing it into liquid instruments.

Upon further review, the Company agrees that it is more correct to classify marketable securities as investing activity and will revise its cash flow statement accordingly.

Recognition of revenue and cost, page F-8

11.

You state that revenue and cost are recognized from the sale of oil when goods are shipped or when ownership title transferred. Please tell us whether there are instances where revenue is recognized before goods are shipped and, if so, support your position

Ms. April Sifford

March 12, 2007

that revenue recognition is appropriate under these circumstances. Additionally, please expand your revenue recognition policy to address the criteria set forth in SAB Topic 13.

There have been no instances when revenue has been recognized before goods were shipped.

The Company proposes to expand its revenue recognition accounting policy to add the following:

Revenue and associated costs from the sale of oil are charged to the period when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, collectibility is reasonably assured, delivery of oil has occurred or when ownership title transferred. Produced but unsold products are recorded as inventory until sold.

Certifications

12.

Please revise your Section 302 certifications to strictly comply with the requirements of Regulation S-B, Item 601. For example, you should refer to “the small business issuer” rather than “the company,” and you should refer to “this report” rather than “this annual report.”

The Company will revise its Section 302 certifications to strictly comply with the requirement of Regulation S-B, Item 601.

Form 10-Q for the quarter ended September 30, 2006

13.	Please amend your Form 10-Q to comply with our comments on your Form 10-KSB, as applicable.

The Company will amend its 10-Q for the quarter ended September 30, 2006 accordingly.

14.	Please explain why your statements of operations do not reflect diluted income (loss) per share for all periods presented.

The Company realized net income for the three months ended September 30, 2006. Accordingly, the Company presented basic and diluted earnings per share for that period. For the three months ended September 30, 2005 and the six months ended September 30, 2006 and 2005 the Company realized a net loss. Based on SFAS 128 Earnings per share P.16. the effect of options and warrants for those periods is antidilutive.

Ms. April Sifford

March 12, 2007

Engineering Comments

Items 1 and 2. Business and Properties, page3

Oil and Natural Gas Reserves, page 5

15.

Please explain your use of world market prices instead of domestic prices to determine the estimated future gross revenue associated with your disclosed proved reserves given that your export quota and the higher world market price were valid only through June, 2006, as described on page 11. Address the effects of the lower prices on your proved reserve estimates.

The disclosure on page 11 does not state that the Company’s export quota is valid only through June 2006. Rather, the disclosure states that the Company had been granted export quotas up through June 2006 (the month in which the report was filed). In several other places in the report, including on pages 13 and 16, the Company explains that it can continue to seek export quotas in future months. And, in fact, the Company has requested and been granted export quotas each month since June 2006.

Moreover at the time the reserve report was prepared, and since, the government of Kazakhstan has pursued an aggressive policy to export oil to the world market as domestic oil supply in Kazakhstan has remained high. The Commission’s guidelines for reserve estimation require that absent compelling evidence or known facts to the contrary, reserve estimates should be based on the prevailing price at the effective date of the report. As there was no compelling evidence or known fact that would indicate that the Company would not continue to realize world market price, Chapman Petroleum properly relied upon the prevailing price the Company was receiving at the effective date of the Chapman Report.

The Company has confirmed with Chapman Petroleum that even if the lower domestic price would have been used in preparing the proved reserve estimates, it would not have materially impacted the proved reserve estimates.

Oil and Natural Gas Volumes, Prices and Operating Expenses, page 9

16.

Your 2006 historical unit production cost, $1.55/BOE, does not agree with your production costs disclosed on page F-28. We calculate as $829,514/242,522 BO = $3.42/BO. Please amend your document to remove this inconsistency.

At the year ended March 31, 2005 the Company accounted for historical production costs including direct lifting costs (labor, repairs and maintenance, materials and supplies), expensed workover costs, administrative costs of field production personnel, insurance and production and ad valorem taxes separately from the selling costs, which included

Ms. April Sifford

March 12, 2007

transportation costs associated with delivering its oil to market. The disclosed expense per BOE of $3.08 disclosed in the 2005 10-KSB does not include these selling expenses, as noted in the footnote to the table.

In preparing the audited financial statements for 2006, the Company determined that it was more consistent with industry standards not to present selling costs separately from oil and gas operating costs. Therefore selling expenses were not presented separately from oil and gas operating expenses. However, in an effort to be consistent with the calculation of oil and gas operating expenses per BOE presented in the 2005 annual financial statements, in the 2006 financial statements, the Company subtracted selling expenses from oil and gas operating expenses prior to calculating oil and gas operating expenses per BOE. The Company now recognizes that absent disclosure of the amount of said selling expenses in a footnote to the table, the reader of the financial statements could not easily calculate oil and gas operating expenses per BOE. Therefore, the Company proposes to amend the disclosure of oil and gas operating expenses per BOE to include selling expenses in the disclosure for both fiscal 2006 and 2005. In calculating per unit cost, the Company also used sales volume, rather than production volume for calculation of cost per unit, because not all volume produced was sold during the period. The related production costs were expensed (charged to period expenses) only for the units sold, not produced based on a matching principle of accounting.

In order to more clearly inform the readers as to how the Company determined oil and gas operating costs per BOE, the Company proposes to revise the table on page 32, and the footnotes thereto as follows:

	For the year ended March 31, 2006	For the year ended March 31, 2005
Revenues:
Oil and gas sales	$ 5,956,731	$ 973,646

Expenses:
Oil and gas operating(2)	829,514	404,626
Depletion	1,1,67,235	229,406
Depreciation and amortization	133,148	66,451
Accretion	5,602	-
General and administrative	9,724,597	4,060,962

Net Production Data:
Oil (Bbls)	242,522	68,755
Natural gas (Mcf)	-	-
Barrels of Oil equivalent (BOE)	242,522	68,755

Net Sales Data(1):
Oil (per Bbl)	227,976	64,084
Natural gas (Mcf)	-	-

Ms. April Sifford

March 12, 2007

Barrels of Oil equivalent	227,976	64,084

Average Sales Price:
Oil (per Bbl)	26.13	15.17
Natural gas (per Mcf)	-	-
Equivalent price (per BOE)	26.13	15.17

Expenses ($ per BOE) (1):
Oil and gas operating(2)	3.64	6.31
Depreciation, depletion and
amortization(3)	5.12	3.58

(1)

We use sales volume rather than production volume for calculation of per unit cost because not all volume produced is sold during the period. The related production costs were expensed only for the units sold, not produced based on a matching principle of accounting. Therefore, oil and gas operating expense per BOE was calculated by dividing oil and gas operating expenses for the year by the volume of oil sold during the year.

(2)	Includes transportation cost, production cost and ad valorem taxes..
(3)	Represents depletion of oil and gas properties only.

Our Properties, page 13

17.

We note that your exploration and development license expires July 9, 2007. We believe that the history of oil and gas production license renewals/extensions by the pertinent authorities to be a prime consideration in the attribution of proved reserves. If there is an applicable record of non-renewals or no record, we would not consider the attribution of proved reserves past license expiry to be valid without conclusive, unambiguous support. Please tell us the applicable history of license extensions in Kazakhstan that justifies your entitlement to the disclosed proved reserves beyond your license expiry.

As disclosed in the report, so long as the Company complies with its minimum work program, it is entitled to a two-year extension of our exploration contract to July 2009. That extension was, in fact, recently granted to the Company.

Similarly, under the Law of Petroleum in the Republic of Kazakhstan, so long as the Company complies with the terms of its exploration contract, and assuming it makes commercial discoveries in the course of exploring the licensed territory, the Republic of Kazakhstan is obligated to negotiate a commercial production contract with the Company if the Company chooses to seek such a contract. This is not unlike the process followed in many other countries.

Ms. April Sifford

March 12, 2007

Generally, around the world, exploration licenses are granted with the objective of oil and gas companies exploring for and discovering oil and gas. Expiries are placed on the exploration phase to ensure that companies diligently pursue their activities without undue delay. Once commercial discoveries are made there is usually a process to convert to a production lease of some type of arrangement covering a commercial discovery.

In Kazakhstan once a successful exploration phase is completed there is a formal government approval process for the Company’s field development plan, upon approval of which, the plan would be implemented under a commercial production license. The Company has already discovered substantial reserves and resources within its licensed territory and has a number of wells on test production. There would seem to be little or no risk of continuation of this permit to a production license after the expiry of the exploration phase.

18.

We note your statement, “Commercial production rights may also require that up to 20% of our oil production be sold to the Kazakhstan domestic market at considerably lower prices than we receive in the world export markets, as discussed above.” Please explain to us how you incorporated this circumstance in your estimated proved reserves and associated future net income.

While it is accurate that the government of the Republic of Kazakhstan reserves the right to require companies engaged in the commercial production of oil products to supply a portion of their production to the domestic market during times of supply shortage in the domestic market. This requirement is not a set condition. Rather, it is a mechanism whereby the government can divert oil supply into the domestic market in times of need. As mentioned above, for the past number of years there has been excess capacity and supply of oil in the domestic market in Kazakhstan. This is the reason the domestic market price has remained low compared to the world market price. Because of excess supply in the domestic market, the government has pursued an aggressive exportation policy encouraging oil and gas companies to export all of their production to the world market. While the government has the right to require oil producers to sell domestically, the chance that the government would invoke this right in a way that would materially impact the Company’s estimated proved reserves and associated future net income seems remote. Moreover, at the effective date of the Chapman Report, there was no compelling evidence or known facts that the government would invoke this right in a way that would materially impact the Company’s estimated proved reserves and associated future net income as the government had not historically done so. Therefore, Chapman Petroleum did not incorporate this circumstance into its estimation of proved reserves and associated future net income.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

Ms. April Sifford

March 12, 2007

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law